NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT PROXY CIRCULAR

TO BE HELD ON JUNE 27, 2013.

DATED: May 28, 2013

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Asanko's proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

ASANKO GOLD INC.

Suite 700, 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 683-8193 / Fax: (604) 683-8194
Toll Free: 1-800-863-8655

INFORMATION CIRCULAR
as at May 1, 2013 (unless otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of Asanko Gold Inc. ("Asanko" or the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders to be held on June 27, 2013 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company," "we", "our" and "Asanko" refer to Asanko Gold Inc. "Common Shares" means common shares without par value in the capital of the Company. "Registered Shareholders means shareholders whose names appears on the share register of the company. "Beneficial Shareholders" means shareholders who hold their common shares with a bank, broker or other financial intermediary. and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to C$ are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Asanko has also retained Laurel Hill Advisory Group to solicit proxies for a fee that is not expected to exceed approximately $40,000.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)        each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)        any amendment to or variation of any matter identified therein, and

(c)        any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)        completing, dating and signing the enclosed form of proxy and returning it to the Company's transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)        using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)        using the internet through the website of the Company's transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The Chairman of the meeting may waive this time limit for receipt of proxies without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients. You are encouraged to follow the instructions provided by your intermediary to provide your voting instructions. Your intermediary will not vote your shares without receiving instructions from you.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge's instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder's representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called "OBOs" for Objecting Beneficial Owners) and those who do not object (called "NOBOs" for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist shareholders with voting their shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Please vote in sufficient time to allow your financial intermediary to provide the proxy at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)        executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)        personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 1, 2013 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares. As of May 1, 2013, there were 85,034,338 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at May 1, 2013.

To the knowledge of the directors and executive officers of the Company, as at May 1, 2013, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Price Edward Island and Newfoundland are specifically incorporated by reference into, and form an integral part of, this information circular:

  The financial statements of the Company for the financial year ended December 31, 2012, the auditor's report thereon and the related management discussion and analysis.

  The Company's Annual Information Form for the nine months ended December 31, 2012.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from the Company's Secretary at Suite 700, 1199 West Hastings Street, Vancouver, BC, V6E 3T5, Tel: (604) 683-8193 Fax: (604) 683-8194. These documents, as filed on April 1, 2013, are also available through the Internet on www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein except a special resolution will be required to authorize the adoption of new Articles. A special resolution is a resolution passed by a majority of not less than two-thirds of the votes cast by the shareholders who voted in respect of that resolution either in person or by proxy.

If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at seven (7). The board proposes that the number of directors remain at seven (7). Shareholders will therefore be asked to approve an ordinary resolution that the number of directors be determined at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following disclosure sets out the names of management's seven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 1, 2013.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Peter Breese(7)(8)(11) President and Chief Executive Officer Gauteng, South Africa	October 15, 2012	145,349 Common Shares 600,000 Options
Shawn Wallace Chairman and Director British Columbia, Canada	Since February 26, 2010	17,200 Common Shares 665,000 Options
Gordon J. Fretwell(4)(5)(6) Director British Columbia, Canada	Since February 24, 2004	208,600 Common Shares(9) 185,000 Options
Colin Steyn(4)(6)(8)(10) Director London, United Kingdom	Since October 15, 2012	8,191,174 Common Shares
Marcel de Groot(4)(5)(6) Director British Columbia, Canada	Since October 1, 2009	Nil 260,000 Options
Keith Minty(5)(8) Director Ontario, Canada	Since October 1, 2009	Nil 260,000 Options
Rob Sali Director Singapore, Singapore	Since April 12, 2012	830,000 Common Shares 180,000 Options

Notes:

(1)   The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)   None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

(3)   See "Compensation of Executive Officers" for disclosure on options held by the directors.

(4)   Member of the Audit Committee.

(5)   Member of the Compensation Committee.

(6)   Member of the Nominating and Corporate Governance Committee.

(7)   Member of the Disclosure Committee.

(8)   Member of the Technical Committee.

(9)   Mr. Fretwell holds 6,300 of these Common Shares in an RRSP.

(10)   Common shares owned by Highland Park SA are controlled indirectly by Mr. Steyn. Highland Park SA also holds warrants to purchase 8,191,174 Common Shares at an exercise price of $4.00 per Common Share expiring on November 5, 2014.

(11)   Mr. Breese holds warrants to purchase 145,349 Common Shares at an exercise price of $4.00 per Common Share expiring on November 5, 2014.

Occupation, Business or Employment of Directors

Peter Breese is the President and Chief Executive Officer of the Company. Mr. Breese has over 25 years operational experience in the global mining industry, having predominantly worked across southern Africa (South Africa, Botswana, Tanzania and Zimbabwe) and Australia in the uranium, nickel, platinum and chrome sectors. He has held a number of senior management positions in the TSX and ASX publicly listed companies, including CEO of Mantra Resources, before its US$1 billion acquisition by ARMZ, the 51.4% shareholder in Uranium One Inc., Chief Executive of Norilsk Nickel International, following its US$6 billion acquisition of LionOre, where he was Chief Operating Officer, as well as senior executive and board positions with Impala Platinum Holdings, Mimosa Mining Company, Zimasco and BCL. He is currently a Director of TSX listed Coalspur Mines Limited and holds a PMD from Harvard Business School.

Mr. Breese is currently a director of the following public companies:
Company and Position	Exchange	From	Until
Asanko Gold Inc., President, Chief Executive Officer and Director	TSX	October 2012	Present
Coalspur Mines Limited, Director	TSX, ASX	September 2011	Present

Shawn Wallace was appointed Chairman of the Company in March 2010 and is one of the original founding members of the Company. Throughout his career, he has been involved in all aspects of the mining industry, from mineral exploration and project management, to financing, mergers and acquisitions and corporate development. Over the last 23 years, Mr. Wallace has been instrumental in building numerous high-quality mineral exploration, development and production stage companies. Mr. Wallace also serves as the Chairman and a Director of Cayden Resources Inc. and Stratton Resources Inc.

Mr. Wallace is currently a director of the following public companies:
Company and Position	Exchange	From	Until
Asanko Gold Inc., Chairman and Director	TSX	February 2010	Present
Cayden Resources Inc., Director	TSXV	July 2009	Present
Stratton Resources Inc., Director	TSXV	May 2011	Present

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law. He currently serves on the board or is an officer of several public companies engaged in mineral exploration including Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Capital Corp. and Coro Mining.

Mr. Fretwell is currently a director of the following public companies:
Company and Position	Exchange	From	Until
Asanko Gold Inc., Director	TSX	January 2004	Present
Northern Dynasty Minerals Ltd., Director	TSX, NYSE MKT	June 2004	Present
Coro Mining Corp., Director	TSX	January 2009	Present
Benton Capital Corp., Director	TSXV	March 2005	Present
Curis Resources Ltd., Director	TSX	January 2011	Present
Benton Resources Inc.	TSXV	August 2012	Present
Lignol Energy Corporation	TSXV	January 2007	Present
Quartz Mountain Resources Ltd.	TSXV	June 2007	Present

Colin Steyn has over 30 years' experience in the resources sector with particular expertise in the development of mining operations in Southern Africa. Mr. Steyn has been a non-executive director of Coalspur Mines Limited since October 2010 and was appointed Chairman in September 2011. Mr. Steyn was previously Chief Executive Officer of LionOre Mining International Ltd. ("LionOre") and was a director of LionOre from 1998 and he was President and CEO from 1999 to 2007 when it was acquired by Norilsk Nickel. Mr. Steyn was one of the original founders of LionOre. Prior to this, Mr. Steyn was Executive Director in charge of metallurgical operations in Zimbabwe for Rio Tinto. Mr. Steyn holds an MBA from Cranfield University, UK and is currently a director of Mirabela Nickel Limited.

Mr. Steyn is currently a director of the following public companies:
Company and Position	Exchange	From	Until
Asanko Gold Inc., Director	TSX	October 2012	Present
Mirabela Nickel Limited, Director	TSX, ASX	October 2009	Present
Coalspur Mines Limited, Director	TSX, ASX	October 2010	Present

Marcel de Groot is a founding partner and President of Pathway Capital Ltd. ("Pathway"), a Vancouver based private venture capital corporation. Pathway, formed in 2004, invests in and provides strategic support to early stage private and public companies. Companies Pathway has worked with include Peru Copper, Nautilus Minerals Inc. and CIC Resources. Mr. de Groot is currently a director of Sandstorm Metals & Energy Ltd. and Esperanza Resources Corp., and has been a director, President and Chief Executive Officer of Waterloo Resources Ltd. since March 23, 2007. Mr. de Groot is also a co-founder and former Chairman of Luna Gold Corp. and former Director of Underworld Resources Inc. until it's acquisition by Kinross. Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is currently a director of the following public companies:

Company and Position	Exchange	From	Until
Asanko Gold Inc., Director	TSX	October 2009	Present
Sandstorm Metals & Energy Ltd., Director	TSXV	March 2010	Present
Waterloo Resources Ltd., President, Chief Executive Officer and Director	TSXV	March 2007	Present
Esperanza Resources Corp., Director	OTCQX, TSXV	May 2012	Present
Premier Royalty Inc., Director	TSX	May 2013	Present

Keith Minty obtained a B.Sc. in Mining Engineering from Queen's University, Kingston Ontario, Canada in 1978. He has over 25 years of open pit and underground mine operational and project development experience in North America, Central America and in Africa in base and precious metals, Platinum Group Metals and Industrial Minerals. Since 1997, Mr. Minty has held many corporate management and financial positions in companies listed on the Toronto and American stock exchanges. He has raised over $750 million as IPO's and financings for these companies. From 2008 to 2013, Mr. Minty was the Chief Operating Officer at Thani Dubai Mining Limited ("Thani") where he was responsible for all project exploration and operation activities in Yemen and Egypt as well as new business development activities. Prior to joining Thani, he was the South African country manager for Hunter Dickinson Inc.

Mr. Minty is currently a director of the following public companies:

Company and Position	Exchange	From	Until
Asanko Gold Inc., Director	TSX	October 2009	Present
Hunter Bay Minerals Plc	TSXV	April 2012	Present

Robert Sali is an experienced investment banker with a global resource market focus. He began his career in the financial world in 1987 at the brokerage firm of Lévesque Beaubien Inc. and subsequently transferred to BMO Nesbitt Burns. In 1999 he established the operation of Dundee Securities in Western Canada, where he directed operations in the equity sales and trading departments.

Mr. Sali is currently a director of the following public companies:

Company and Position	Exchange	From	Until
Asanko Gold Inc., Director	TSX	April 2012	Present

Cease Trade Orders and Bankruptcies

Other than as set out below, within the last 10 years before the date of this Information Circular no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)        subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)        subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)        within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)        subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)        subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be re-appointment as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company's approach to corporate governance and addresses the Company's compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101").

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom five are independent directors. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment.

The following table outlines the Company's independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Peter Breese	Non-Independent Basis for determination: President and Chief Executive Officer
Shawn K. Wallace	Non-Independent Basis for determination: Held position of Executive Chairman, President and CEO until October, 2012
Gordon Fretwell	Independent
Colin Steyn	Independent
Marcel de Groot	Independent
Keith Minty	Independent
Rob Sali	Independent

Directorships

See disclosure under "Election of Directors".

Meeting Attendance

The Board facilitates its independent supervision over management by holding periodic meetings of the Board to discuss the operations of the Company.

The Board continues to focus on maintaining its independence from management. The independent members of the Board meet without management once after every quarterly Board meeting. Since April 1, 2012, there have been six such meetings.

The attendance record of directors is as follows:

Attendance Record of Directors For the nine months ended December 31, 2012
Name	Board Meetings Attended	% of Board Meetings Attended
Shawn Wallace	6 of 6	100%
Gordon Fretwell	6 of 6	100%
Colin Steyn(1)	1 of 1	100%
Daniel T. McCoy(2)	5 of 5	100%
Keith Minty	6 of 6	100%
Marcel de Groot	6 of 6	100%
Robert Sali(3)	5 of 6	83.3%
Peter Breese(4)	1 of 1	100%

Notes:

(1)   Mr. Steyn has attended all Board meetings since becoming a director on October 15, 2012.

(2)   Mr. McCoy resigned as a director of the Company on October 15, 2012.

(3)   Mr. Sali was appointed a director of the Company on April 12, 2012.

(4)   Mr. Breese has attended all Board meetings since becoming a director on October 15, 2012.

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company. The Board has published a "Corporate Governance Policies and Procedures Manual" (the "Corporate Governance Manual) which was adopted effective April 22, 2009 and amended May 27, 2013. A copy of the Corporate Governance Manual is available at www.asanko.com/s/corporategovernance.asp.

The Board Responsibilities include:

(a)        To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders

(b)        To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company.

(c)        To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business.

(d)        To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company's business, and to periodically review and monitor the integrity of such systems.

(e)        To establish and implement policies to protect the Company's confidentiality and proprietary information from unauthorized or inappropriate disclosure, and to retain confidentiality of matters addressed in all Board discussions and proceedings.

(f)        To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Company's Board is empowered by governing corporate law, the Company's Articles and the Corporate Governance Manual approved by the Board to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below. In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company's operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company's business. It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for Senior Management positions as part of the Company's planning process. The Board has, together with the Chief Executive Officer, developed a written position description for the Chief Executive Officer. As well, the Board meets at least quarterly with the Chief Executive Officer to review and approve the Chief Executive Officer's quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company's shareholders to its Disclosure Committee. Section 9 - Policy and Procedures Relating to Certificate of Annual and Interim Filings and Disclosure Controls and Procedures of the Corporate Governance Policies and Procedures Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner. Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee. The Company's external auditors report directly to the Audit Committee. In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company's financial statements and the adequacy and effectiveness of the Company's internal controls and management information systems.

The Board, through the Technical Committee, reviews and discusses the technical aspects and challenges associated with the Company's operations. The technical committee is comprised of qualified professions in the fields of geology and mine development. The Board, through this committee, meets at least quarterly with the Chief Executive Officer to review and approve the key development decisions associated with the Company's operations.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company. See Section 11 - Board Guidelines in the Corporate Governance Policies and Procedures Manual for more information.

Ethical Business Conduct

The Board has adopted a written Code of Ethics which is available on the Company's website at www.asanko.com/s/corporategovernance.asp, included within Section 6 - Code of Busniess Conduct and Ethics in the Corporate Governance Policies and Procedures Manual. The Company's Code of Ethics clearly sets out the Company's standard requirements for honest and ethical conduct of its management and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability. The Code of Ethics also clearly states the Company's requirements for fair dealing, and its corporate position on: conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest. Since there are two directors who are not independent (Peter Breese, President and Chief Executive Officer and Shawn Wallace, Chairman), there are limited circumstances where such an interest arises. In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

The Board's Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board. It also recruits and reviews candidates for the position of director and selects the most appropriate for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a)        To recommend to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

(b)        To identify and recommend to the Board individuals qualified to become Board members, consistent with criteria approved by the Board. The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(c)        To recommend to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company's corporate governance principles and practices and recommend any proposed changes to the Board;

(d)        To consider questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e)        To annually recommend assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committees charters and make recommendations to the Board for any changes to such charters;

(f)        To annually oversee evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(g)        To manage Board and committee succession planning; and

(h)        To monitor communications with shareholders regarding matters of corporate governance.

See Section 3 - Charter of the Nominating and Governance Committee in the Company's Corporate Governance Policies and Procedures Manual, at www.asanko.com/s/corporategovernance.asp. Current members of the Nominating and Governance Committee are: Marcel de Groot (Chairman), Gordon Fretwell and Colin Steyn.

Audit Committee

The Audit Committee has a charter, a copy which is available on the Company's website at www.asanko.com/s/corporategovernance.asp, included within Section 1 - Charter of the Audit Committee in the Company's Corporate Governance Policies and Procedures Manual.

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Gordon Fretwell, and Colin Steyn. All of the members of the Audit Committee are financially literate. See the Company's Annual Information Form filed on Sedar on April 1, 2013 for further information.

Each member of the Audit Committee has:

  an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer's financial statements, or experience actively supervising individuals engaged in such activities; and

  an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company. The Audit Committee meets at least quarterly to review quarterly financial statements and management's discussion and analysis and meets at least once annually with the Company's external auditor. The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company's internal control and management information systems and management's discussion and analysis and reviews the annual financial statements with the external auditor.

Compensation Committee

The compensation committee is composed of three independent directors, Gordon Fretwell (Chairman), Marcel de Groot and Keith Minty. All of the members of the compensation committee are financially literate.

The Compensation Committee's mandate and responsibilities are detailed in Section 2 - Charter of the Compensation Committee in the Company's Corporate Governance Policies and Procedures Manual, available on the Company's website at www.asanko.com/s/corporategovernance.asp, and include:

(a)        Recommendation to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees. The Committee reviews director compensation at least annually;

(b)        Annual review of the Company's base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)        Recommendation to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d)        Recommendation to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)        Recommendation to the Board about annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan. In determining the incentive component of compensation, the Committee will consider the Company's performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

(f)        Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)        Periodic review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers;

(h)        Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)        Administration of the Company's stock option and other equity based compensation plans and determining the annual grants of stock options and other equity based compensation; and

(j)        Recommendation to the Nominating and Corporate Governance Committee of the qualifications and criteria for membership on the Committee.

Other Board Committees

Besides the Audit Committee, the Compensation Committee and the Nominating and Governance Committee the only other committees of the Board are as follows:

(a)        The Disclosure Committee, which is composed of Peter Breese (CEO) and Greg McCunn (CFO) and such other persons as may be designated by CEO and CFO. The Disclosure Committee meets informally as circumstances dictate and its primary responsibility is to ensure the Company fulfils its disclosure obligations on a timely basis.

(b)        The Technical Committee, which is composed of Keith Minty (Chairperson), Colin Steyn and Peter Breese. The Technical Committee meets informally as circumstances dictate to review and approve the key development and technical decisions associated with the Company's operations.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees. This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

In this section "Named Executive Officer" means the Chief Executive Officer ("CEO"), the Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers ("NEOs"), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Peter Breese, President and CEO, Shawn Wallace, Chairman, Antonio Ricci, former CFO, former Corporate Secretary and former Executive Vice-President, Greg McCunn, CFO and Corporate Secretary, Tony Devlin, COO and Hugo Truter, General Manger Projects were each a "NEO" of the Company during the year ended December 31, 2012, for the purposes of the following disclosure.

Compensation Discussion and Analysis

The Compensation Committee has assessed the Company's compensation plans and programs for its executive officers to ensure alignment with the Company's business plan and to evaluate the potential risks associated with those plans and programs. The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors. To the knowledge of the Company, none of the executive officers or directors have purchased such financial instruments.

The function of the Compensation Committee generally is to assist the board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company's base compensation structure and equity-based compensation programs, recommending compensation of the Company's officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Company's Compensation Committee receives independent competitive market information on compensation levels for executives. Lane Caputo provides surveys of industry standard NEO compensation. The Company uses these standards as a benchmark.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a) attracting and retaining talented, qualified and effective executives;

(b) motivating the short and long-term performance of these executives; and

(c) better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its share option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's objective is to achieve certain strategic objectives and milestones. The Board will consider executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. The Board approves executive bonus compensation dependent upon compensation levels based on recommendations of the Compensation Committee, and such recommendations are generally based on survey data provided by independent consultants.

Actions, Decisions or Policies Made After December 31, 2012

On February 18, 2013, Asanko and PMI Gold Corp. ("PMI") jointly announced that they had terminated the Arrangement in accordance with its terms. The decision came as a result of the mutual determination of Asanko and PMI that it was unlikely that PMI's shareholders would approve the Merger contemplated by the Arrangement. The termination of the Arrangement was not on account of any differences arising between the respective boards about valuation issues or on account of any new facts having come to their attention. Asanko and PMI agreed that no termination fee would be payable as a result of the mutual termination of the Arrangement and the parties released each other from all obligations in respect of the Arrangement.

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares for the six most recently completed financial years against the return of the S&P/TSX Composite Total Return Index and the NYSE MKT (AMX) Composite Index based on a $100 investment for that period.

Notes:

(1)   The Company moved from the TSXV Venture Exchange to the Toronto Stock Exchange (the "TSX") on December 20, 2008.

(2)   The Company commenced trading on NYSE MKT on January 2, 2008.

(3)   The Company changed its financial year end from March 31 to December 31, effective December 20, 2012.

Asanko's compensation to executive officers is in line with industry averages and is evaluated continuously by the compensation committee. Furthermore, the Company will from time to time add additional professional executives in line with the level and type of activities being undertaken.

Option-Based Awards

The only equity compensation plan which the Company currently has in place is the Company's share option plan (the "Option Plan") which was adopted by the directors of the Company on August 18, 2011, approved by shareholders on September 27, 2011. The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Option Plan is administered by the Company's Board and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company. The Option Plan is referred to as a "rolling plan" and provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not at any time exceed 10% of the total number of issued and outstanding Common Shares, however this base of shares increases as options are granted and exercised.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a)        Persons who are directors, officers, employees, consultants to the Company, its subsidiaries or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

(b)        Options may be granted only to a person or to a company that is wholly owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)        All options granted under the Option Plan will be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)        Vesting of options is determined by the Board and subject to the following:

  The Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries and Affiliates during the vesting period; or;

  The Service Provider remaining as a director of the Company or any of its affiliates during the vesting period; or

  If a Change of Control or Take Over Bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take Over Bid;

(e)        All options granted under the Option Plan are exercisable for a period of up to five years. If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f)        The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Company's shares on the TSX for the five trading days preceding the date of the grant.

(g)        In the case where a participant ceases to be eligible under the Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant cease to be eligible. In the case where a participant is terminated for cause, such participant's options will not be exercisable following the date of such termination;

(h)        The plan considers that there will be a change of control of the Company where one person owns or controls 20% or more of the Common Shares of the Company. Upon such change of control, all outstanding options under the Plan will immediately vest and become exercisable by the participants of the Option Plan;

(i)        Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(i)       make amendments which are of a typographical, grammatical or clerical nature;

(ii)      change the vesting provisions of an option granted hereunder or the Option Plan;

(iii)     change the termination provision of an option granted hereunder or the Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv)      add a cashless exercise feature payable in cash or Common Shares;

(v)       make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)      make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)     it may make such amendments as reduce, and do not increase, the benefits of the Option Plan to Optionees.

(j)        The Option Plan is subject to restrictions that:

(i)        the number of Common Shares issuable to Insiders as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company's other Share Compensation Arrangements, may not exceed 10% of the issued Common Shares within any 12 month period;

(ii)       the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company's other Share Compensation Arrangements, may not exceed 10% of the Company's issued Common Shares;

(iii)      options to purchase Common Shares granted to any one Consultant within any 12 month period may not exceed 2% of the issued Common Shares of the Company;

(iv)       the number of Common Shares, in aggregate, issuable to all Employees conducting Investor Relations Activities, in any 12 month period, must not exceed 2% of the issued and outstanding Common Shares of the Company;

(v)        all options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

(vi)       no exercise price of an option granted to an Insider may be reduced nor an extension to the term of an option granted to an Insider extended without further approval of the disinterested shareholders of the Company; and

(vii)      the maximum aggregate number of Common Shares issuable upon exercise of Options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis.

Definitions:

An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

An "Associate" means, if used to indicate a relationship with any person,

(a)        a partner, other than a limited partner, of that person,

(b)        a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)        an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)        a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

The Company relies solely on Board discussion without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Compensation Committee. The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts.

Summary Compensation Table

The compensation paid to the NEOs during the Company's three most recently completed financial years of December 31, 2012, March 31, 2011, March 31, 2010 is as set out below and expressed in USD dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Maurice Tagami(1) Former President and CEO	2012(Dec31) 2012(Mar31) 2011 2010	Nil 298,985 265,549 98,602	Nil Nil Nil Nil	Nil 867,147 1,092,229 339,804	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 362,556 (8) 49,176 45,861	Nil 1,528,688 1,406,953 484,267
Antonio Ricci(2) former CFO and Former Executive Vice-President	2012(Dec31) 2012(Mar31) 2011 2010	Nil 78,637 92,204 Nil	Nil Nil Nil Nil	Nil 174,212 308,912 218,211	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil 125,888(9) 15,589 90,264	Nil 378,736 416,705 308,476
Greg McCunn(3) CFO	2012(Dec31) 2012(Mar31) 2011 2010	214,690 276,953 Nil Nil	Nil Nil Nil Nil	533,064 1,200,609 Nil Nil	164,548 83,086 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	3,714 Nil Nil Nil	916,016 1,560,647 Nil Nil
Shawn Wallace(4) Chairman, former CEO	2012(Dec31) 2012(Mar31) 2011 2010	285,260 367,592 251,821 Nil	Nil Nil Nil Nil	533,064 1,090,744 1,185,801 Nil	257,732 151,065 Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	5,361 Nil 39,341 178,859	1,081,417 1,609,401 1,476,963 178,859
Peter Breese(5) President and CEO	2012(Dec31)	104,168	Nil	1,099,512	65,000	Nil	Nil	Nil	1,268,680
Daniel T. McCoy(6), former President and CEO	2012(Dec31) 2012(Mar31) 2011 2010	Nil Nil Nil 198,051	Nil Nil Nil Nil	Nil Nil Nil 125,138	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil 71,480	Nil Nil Nil 394,669
Tony Devlin(7) COO	2012(Dec31)	93,750	Nil	1,007,886	60,000	Nil	Nil	Nil	1,161,636
Hugo Truter (10) GM Projects	2012(Dec31)	63,334	Nil	587,074	40,000	Nil	Nil	Nil	690,408

Notes:

(1)   Mr. Tagami resigned as President and CEO on January 27, 2012.

(2)   Mr. Ricci resigned as CFO effective April 4, 2011 and was appointed as Executive Vice-President on April 4, 2011. Mr. Ricci resigned from the Company on November 15, 2011

(3)   Mr. McCunn was appointed CFO on April 4, 2011 and was appointed Corporate Secretary on September 25, 2012.

(4)   Mr. Wallace was CEO from January 30, 2012 to October 15, 2012 and acted as Executive Chair from February 26, 2010 to October 12, 2012. Mr. Wallace was appointed Chairman of the Company on October 12, 2012. Prior thereto he was a consultant for the Company.

(5)   Mr. Breese was appointed President and CEO on October 15, 2012.

(6)   Mr. McCoy was appointed President and CEO on November 25, 2004 and resigned from both positions on April 16, 2010.

(7)   Mr. Devlin was appointed COO on October 15, 2012.

(8)   Mr. Tagami received these funds as severance upon termination of his employment with the Company.

(9)   Mr. Ricci received these funds as severance upon termination of his employment with the Company.

(10)   Mr. Truter was appointed General Manager, Projects on November 1, 2012.

Incentive Plan Awards

The following table sets out all option-based awards outstanding as at December 31, 2012, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Greg McCunn	150,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	33,600	Nil	Nil
Peter Breese	600,000	3.75	10/16/17	30,000	Nil	Nil
Tony Devlin	550,000	3.75	10/16/17	27,500	Nil	Nil
Hugo Truter	345,000	3.90	11/07/17	4,312	Nil	Nil
Shawn Wallace	220,000	6.19	05/26/15	Nil	Nil	Nil
	125,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	33,600	Nil	Nil

Note:

(1)   Calculated based on the market price of the underlying Common Shares on December 31, 2012 of C$3.95 and the exercise price of the option.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2012, for each NEO:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Shawn Wallace	600,733	Nil	Nil
Greg McCunn	638,455	Nil	Nil
Peter Breese	566,718	Nil	Nil
Tony Devlin	519,491	Nil	Nil
Hugo Truter	255,636	Nil	Nil

Note:

(1)   Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

In the event of termination by the Company without cause, the executive will receive a lump sum payment ("Severance Payment") calculated as:

  the monthly rate of the executive's base salary multiplied by the executive's Notice Period, plus a pro-rata amount of any other compensation, vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

If a termination without cause or a resignation occurs within 12 months following the change of control (as defined under the agreements):

  Messrs. Breese and Devlin will receive an amount equal to:

         - the monthly rate of the executive's base salary multiplied by the executive's Notice Period (24 months), plus

         - the monthly equivalent of the most recently paid annual bonus multiplied by their respective Notice Period, plus

         - other monthly benefits multiplied by their respective Notice Period.

  Messrs. Wallace and McCunn will receive an amount equal to:

         - the monthly rate of the executive's base salary multiplied by the executive's Notice Period (36 months), plus

         - other monthly benefits multiplied by their respective Notice Period.

  Messr. Truter will receive an amount equal to:

         - the monthly rate of the executive's base salary multiplied by the executive's Notice Period (12 months) only if the event of Termination by the Company

Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2012, are as follows:
NEO		Termination Without Cause	Change of Control
Greg McCunn	Salary	C$286,000	C$858,000
	Bonus	Nil	Nil
	Other	C$7,500	C$47,500
Peter Breese	Salary	$500,000	$1,000,000
	Bonus	Nil	$500,000
	Other	$12,500	$50,000
Tony Devlin	Salary	$450,000	$900,000
	Bonus	Nil	$450,000
	Other	$12,500	$50,000
Hugo Truter	Salary	$190,000	$380,000
	Bonus	Nil	Nil
	Other	Nil	Nil
Shawn Wallace	Salary	C$380,000	C$1,140,000
	Bonus	Nil	Nil
	Other	C$7,500	C$47,500

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEOs responsibilities.

Director Compensation

Director fees to independent directors are comprised of monthly retainers for sitting on the Board of Directors and Board Committees. Executive officers do not receive additional compensation for serving as directors.

The compensation provided to the directors, excluding a director who is included in the disclosure for an NEO, for the Company's most recently completed financial year of December 31, 2012 was:

Name(1)	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Gordon Fretwell	18,764	Nil	149,924	Nil	Nil	Nil	168,688
Daniel T. McCoy(1)	35,000	Nil	74,962	Nil	Nil	Nil	109,962
Colin Steyn(2)	5,212	Nil	Nil	Nil	Nil	Nil	5,212
Keith Minty	22,520	Nil	149,924	Nil	Nil	Nil	172,444
Marcel de Groot	24,394	Nil	149,924	Nil	Nil	Nil	174,318
Rob Sali(3)	18,764	Nil	299,849	Nil	Nil	Nil	318,613

Note

(1)   Mr. McCoy resigned as a director of the Company on October 15, 2012.

(2)   Mr. Steyn was appointed a director of the Company on October 15, 2012.

(3)   Mr. Sali was appointed a director of the Company on April 12, 2012.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2012 for each director:

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Gordon Fretwell	153,632	Nil	Nil
Daniel T. McCoy	171,120	Nil	Nil
Keith Minty	153,632	Nil	Nil
Marcel de Groot	153,632	Nil	Nil
Rob Sali	231,820	Nil	Nil

Note:

(1)   Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2012 for each director:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Gordon Fretwell	20,000	4.20	02/05/13	Nil	Nil	Nil
	25,000	4.01	10/06/14	Nil	Nil	Nil
	45,000	6.19	05/26/15	Nil	Nil	Nil
	25,000	4.59	02/16/17	Nil	Nil	Nil
	90,000	3.74	06/07/17	9,450	Nil	Nil
Daniel T. McCoy	50,000	4.01	10/06/14	Nil	Nil	Nil
	220,000	6.19	05/26/15	Nil	Nil	Nil
	75,000	4.59	02/16/17	Nil	Nil	Nil
	45,000	3.74	06/07/17	4,725	Nil	Nil
Marcel de Groot	75,000	3.10	07/02/14	63,750	Nil	Nil
	25,000	4.01	10/06/14	Nil	Nil	Nil
	45,000	6.19	05/26/15	Nil	Nil	Nil
	25,000	4.59	02/16/17	Nil	Nil	Nil
	90,000	3.74	06/07/17	9,450	Nil	Nil
Keith Minty	75,000	3.10	07/17/14	63,750	Nil	Nil
	25,000	4.01	10/16/14	Nil	Nil	Nil
	45,000	6.19	05/26/15	Nil	Nil	Nil
	25,000	4.59	02/16/17	Nil	Nil	Nil
	90,000	3.74	06/07/17	9,450	Nil	Nil
Rob Sali	180,000	3.74	06/07/17	18,900	Nil	Nil

Note:

(1)   Calculated based on the market price of the underlying Common Shares on December 31, 2012 of C$3.95 and the exercise price of the option.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2012.

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	8,158,750	C$4.45	344,683
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	8,158,750	C$4.45	344,683

Note:

(1)   See heading "Option Based Awards" for material terns of the Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

See Note 13 of the Audited Consolidated Financial Statements for the nine months ended December 31, 2012 and year ended March 31, 2012 as filed on www.sedar.com on April 1, 2013 for disclosure on "Related Party Transactions".

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Alteration to Articles

Introduction

The directors of the Company are proposing that the Articles of the Company be altered to include an advance notice provision (the "Advance Notice Provision"), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The full text of the proposed alteration of the Articles to include the Advance Notice Provision is set out in Schedule "A" to this Information Circular.

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

Subject only to the BCA and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement.

To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be "independent" of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination; and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in the Advance Notice Provision and the candidate for nomination, whether nominated by the Board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies in effect during such person's term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provision: (a) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) "Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each applicable provinces and territories of Canada.

Notwithstanding any other provision of the Advance Notice Provision, notice or any delivery given to the Corporate Secretary of the Company pursuant to the Advance Notice Provision may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Corporation has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Vote Required and Recommendation of the Board

Under the Articles and the BCA, the alteration of the Company's Articles requires the approval of more than two-thirds of the votes cast in person or represented by proxy at the Meeting by the shareholders of the Company by a special resolution. Accordingly, shareholders will be asked at the Meeting to vote on a special resolution, the text of which is set forth below (the "Advance Notice Provision Resolution"), to approve the alteration of the Articles of the Company to include the Advance Notice Provision.

The Board has concluded that the Advance Notice Provision is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve an alteration of the Company's Articles by voting FOR the Advance Notice Provision Resolution at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

"BE IT RESOLVED as a special resolution that:

1.        The Articles of the Company be altered by adding the text substantially as set forth in Schedule "A" to this Information Circular as and at Article 14.12 of the Articles;

2.        The Company be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interest of the Company to do so without further confirmation, ratification or approval of the shareholders;

3.        Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions; and

4.        The alteration to the Articles of the Company shall not take effect until these minutes are signed and received for deposit at the Company's record office.

ADDITIONAL INFORMATION

Financial information is provided in the audited financial statements of the Company for the nine months ended December 31, 2012 and year ended March 31, 2012 and in the related management discussion and analysis and filed on Sedar at www.Sedar.com, along with additional information relating to the Company and are available upon request from the Company's Secretary at Suite 700, 1199 West Hastings Street, Vancouver, BC V6E 3T5, Tel: (604) 683-8193 Fax: (604) 683-8194. Copies of documents will be provided free of charge to security holders of the Company. The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

Voting at 2012 Annual and Special meeting

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual general meeting of the Company held on September 25, 2012 (the "Meeting").

1.   The shareholders approved setting the number of directors at six. Shares voted in person and proxies received represented 52,201,202 votes for and 167,317 votes against:

2.   The following directors were elected at the Meeting:
DIRECTOR	FOR	AGAINST	WITHHELD
Shawn Wallace	38,059,908	Nil	294,023
Marcel de Groot	38,115,750	Nil	238,181
Daniel McCoy	38,220,193	Nil	133,738
Gordon Fretwell	38,211,659	Nil	142,272
Keith Minty	38,202,378	Nil	151,553
Robert Sali	38,215,433	Nil	138,498

3.   KPMG LLP, Chartered Accountants, were appointed auditor of the Company. Shares voted in person and proxies received represented 52,281,702 votes for and 153,168 votes withheld.

4.   The shareholders approved the shareholder right's plan. Shares voted in person and proxies received represented 23,177,969 votes for and 15,133,722 votes against.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 27th day of May, 2013.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese
President and Chief Executive Officer

Schedule "A"

Alteration of Articles

Nomination of Directors

14.12

(a)        Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)        by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)       by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)      by any person (a "Nominating Shareholder") (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)        In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12 and (ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(e).

(c)        To be timely under §14.12(b)(i), a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made:

(i)        in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)       in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(d)        To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i)        as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be "independent" of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)       as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)        To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies of the Company applicable to directors and in effect during such person's term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

(f)        No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)        For purposes of this §14.12:

(i)        "Affiliate", when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)       "Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)      "Associate", when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)       "Derivatives Contract" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)        "Meeting of Shareholders" shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)       "owned beneficially" or "owns beneficially" means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)      "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h)        Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)        In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(e).

(j)        The board may, in its sole discretion, waive any requirement in this §14.12

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